UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On April 23, 2026, Wallbox N.V. (“Wallbox” or the “Company”) published information relating to its Annual General Meeting of shareholders to be held on May 22, 2026 (the “2026 Annual General Meeting”).

A copy of the Company’s (1) Invitation Announcement to the 2026 Annual General Meeting of Wallbox N.V., (2) Convocation Notice and Explanatory Notes, and (3) Annual Report (including the Annual Accounts for the Financial Year 2025), are attached hereto as exhibit 99.1, 99.2, and 99.3, respectively (collectively, the “Annual General Meeting Materials”).

Copies of the Annual General Meeting Materials are available for inspection and can be obtained free of charge by shareholders and others through the Company’s website at investors.wallbox.com and at the offices of the Company at Carrer del Foc 68, 08038 Barcelona, Spain, until the close of the 2026 Annual General Meeting.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K, including Exhibit 99.1, 99.2 and 99.3 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3 (File Nos. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Invitation Announcement to the 2026 Annual General Meeting of Wallbox NV, dated as of April 23, 2026
99.2	Convocation Notice and Explanatory Notes
99.3	Annual Report (including the Annual Accounts for the Financial Year 2025)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: April 23, 2026	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer